[UNITED STATES BASKETBALL LEAGUE, INC. LETTERHEAD]



                                             March 7, 2006



Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Yong Choi

        Re:  United States Basketball League
             Form 10-QSB for the quarter ended November 30, 2005
             File No: 001-15913
             Response Letter dated January 26, 2006
             ----------------------------------------------------

Ladies and gentlemen:

          The following are the responses to the comments of the Securities and Exchange Commission (the "SEC") set forth in your letter dated February 15, 2006 (the "Comment Letter") with respect to the filing by the United States Basketball League (the "Company") of the above-referenced Form 10-QSB and the Company's Response Letter dated January 26, 2006. All responses set forth herein are numbered to correspond to the numerical paragraphs in the Comment Letter.


General
-------

          1.   We have made all parallel changes to comply with your comment.

          2. The Company discovered that a report on Form 8-K may have been required after the four business days had elapsed. The Company promptly remedied the error in the quarterly financials by filing the necessary Forms 10-QSB/A.

Consolidated Statement of Operations
------------------------------------

          3. The net gain (loss) from marketable equity securities amount on the statements of operations consists of realized and unrealized gains and losses; the amount disclosed in note 2 represents only unrealized gains and losses.

          The statements of cash flows have been revised to reflect the transfer as a non-cash transaction. We have not presented the net gain (loss) from marketable equity securities as an adjustment to net loss since the securities are trading securities (and thus should be accounted for as an operating activity, not an investing activity).

Marketable Equity Securities
----------------------------

          4.   We have added a note to comply with your comment.

Controls and Procedures
-----------------------

          5. The Company has amended the Forms 10-QSB for the quarters ended May 31, 2005, August 31, 2005 and November 30, 2005 to disclose that its disclosure controls and procedures were not effective as of such dates.

          The Company hereby acknowledges that:

          o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

          o staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

          o the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

          If you have any questions, or if we can be of any assistance with respect to the foregoing, please do not hesitate to contact the Company's legal counsel, Kevin W. Waite, at (516) 937-5900.


                                     Very truly yours,


                                     UNITED STATES BASKETBALL LEAGUE, INC.

                                     By: /s/Daniel T. Meisenheimer, III
                                        ----------------------------------
                                        Daniel T. Meisenheimer, III
                                        President